UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PLX Technology, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

693417107

(CUSIP Number)

Seligman Spectrum Focus (Master) Fund

P.O. Box 309

Ugland House, South Church Street

George Town, Grand Cayman KY1-1104, Cayman Islands

Telephone: (212) 850-1864

with copies to:

Steve L. Camahort, Esq.

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

Telephone: (415) 616-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00752J108

1.	Names of Reporting Persons. Ameriprise Financial, Inc. I.R.S. Identification Nos. of above persons (entities only) 13-3180631
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,252,221
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,252,221
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,252,221
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.03%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 00752J108

1.	Names of Reporting Persons. Columbia Management Investment Advisers, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Minnesota
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,252,221
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,252,221
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,252,221
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.03%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 00752J108

1.	Names of Reporting Persons. Seligman Spectrum Focus (Master) Fund I.R.S. Identification Nos. of above persons (entities only) 98-0498128
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,249,500
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,249,500
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,249,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.03%
14.	Type of Reporting Person (See Instructions) CO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits and Schedule attached hereto is expressly incorporated herein by reference and the response to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (“Common Stock”)1, of PLX Technology, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3230 Scott Blvd., Santa Clara, California 95054.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by the following (each a “Reporting Person” and collectively, the “Reporting Persons”): (1) Ameriprise Financial, Inc., a Delaware corporation (“AFI”), (2) Columbia Management Investment Advisers, LLC, a Minnesota limited liability company (“CMIA”), and (3) Seligman Spectrum Focus (Master) Fund, an exempted company incorporated in the Cayman Islands (“Focus Fund”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

(b) The business address for AFI, CMIA and each executive officer and director of CMIA is c/o Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, MN 55474. The business address for Focus Fund and each executive officer and director of Focus Fund is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

The name and principal occupation of each director and executive officer of AFI and CMIA are set forth on Schedule A and incorporated herein by reference. The name and principal occupation of each director of Focus Fund are also set forth on Schedule A and incorporated herein by reference. Focus Fund does not have any officers.

(c) The principal business of Focus Fund is serving as a private investment fund formed for the purpose of making equity investments. The principal business of CMIA is acting as the investment adviser to Focus Fund and various other investment companies, including other unregistered investment companies and investment companies registered under the Investment Company Act of 1940, and managed accounts. AFI is a financial services firm that serves as the sole owner and parent company of CMIA.

(d) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the other persons listed in this Item 2, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AFI is a Delaware corporation. CMIA is a Minnesota limited liability company. Focus Fund is an exempted company incorporated in the Cayman Islands. Each director and executive officer of AFI, CMIA and Focus Fund is a United States citizen, except for Messrs. Litton and Banks who are citizens of Great Britain and Mr. Bannister who is a citizen of Malta.

[1]	Note: If listed security is not common stock, “Common Stock” will need to be replaced throughout 13D with the correct term.

Item 3. Source Amount of Funds or Other Consideration

The shares of Common Stock purchased by Focus Fund were purchased with working capital in open market purchases. The aggregate purchase cost of the 2,249,500 shares of Common Stock beneficially owned by Focus Fund is approximately $8,060,040.43, excluding brokerage commissions.

Item 4. Purpose of Transaction

Focus Fund acquired the shares of Common Stock beneficially owned by it for investment in the ordinary course of business at market prices believed to represent an attractive investment opportunity.

From time to time, representatives of Focus Fund may speak or otherwise communicate with members of the Issuer’s management, board of directors, other stockholders and other parties concerning the business, operations, board composition, management, strategy and future and future plans of the Issuer in order to express the views of Focus Fund as to ways to maximize shareholder value (each, a “Company Communication”).

No Reporting Person has any present plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may in the future engage in further Company Communications. Depending on various factors including, without limitation, the results of any such discussions, the Issuer’s financial position and business strategy, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons reserve the right to, and may at any time in the future, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, acquiring additional securities of Issuer at any time, disposing of any securities of Issuer at any time, engaging in any hedging or similar transactions with respect to the securities of Issuer at any time, seeking board representation or taking other actions to effect changes in the board composition, ownership structure or operations of the Issuer, encouraging the Issuer to pursue one or more strategic transactions, or formulating any other purposes, plans or proposals regarding the Issuer or the securities of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D, each to the extent deemed advisable in light of Focus Fund’s general investment policies or other factors and subject to applicable legal and contractual restrictions on their ability to do so.

Item 5. Interest in Securities of the Issuer

(a-b) The following disclosure assumes there are 44,731,812 shares of Common Stock outstanding, which the Issuer represented to be the number of shares of Common Stock outstanding as of February 29, 2012 in the Issuer’s annual report on Form 10-K, as filed with the Securities and Exchange Commission on March 13, 2012.

As of April 5, 2012, Focus Fund beneficially owned 2,249,500 shares of Common Stock, which constitutes approximately 5.03% of the shares of Common Stock outstanding.

CMIA and AFI do not directly own any shares of Common Stock of the Issuer. As the investment adviser of Focus Fund and various other unregistered and registered investment companies and managed accounts, CMIA may be deemed to beneficially own 2,252,221 shares of Common Stock held by Focus Fund and one other client of CMIA, which constitutes approximately 5.03% of the shares of Common Stock outstanding. To the knowledge of the Reporting Persons, as of April 5, 2012, only one other client of CMIA besides Focus Fund beneficially owned shares of Common Stock and only the Focus Fund beneficially owned more than 5% of the shares of Common Stock outstanding.

As the sole owner and parent company of CMIA, AFI may be deemed to beneficially own 2,252,221 shares of Common Stock, which constitutes approximately 5.03% of the shares of Common Stock outstanding.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any shares of Common Stock.

(c) Schedule B annexed hereto lists all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons.

(d) To the knowledge of the Reporting Persons, no other persons besides the Stockholders and those persons for whose shares of Common Stock the Stockholders report beneficial ownership have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein; provided, however, that one CMIA client (not a Reporting Person hereunder) owning 2,721 shares of Common Stock of the Issuer has the right to receive any dividends paid by the Issuer and could terminate its investment advisory relationship with CMIA and then subsequently direct the use of proceeds from the sale of the Common Stock owned by the client.

(e) Not applicable.

Except as set forth above, to the knowledge of the Reporting Persons, none of the other persons listed in Item 2 above has beneficial ownership of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

Other than as described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, between the Reporting Persons, and any other person, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Document
99.1	Joint Filing Agreement, dated April 5, 2012 by and among AFI, CMIA and Focus Fund.
99.2	Form of Nomination Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2012	Seligman Spectrum Focus (Master) Fund

	By:	/s/ Eric T. Brandt
	Name:	Eric T. Brandt
	Title:	Authorized Person

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt
Name:	Wade M. Voigt
Title:	Director – Fund Administration

Columbia Management Investment Advisers, LLC

By:	/s/ Eric T. Brandt
Name:	Eric T. Brandt
Title:	Vice President and Assistant Secretary

Schedule A

Directors of Seligman Spectrum Focus (Master) Fund

Name and Position	Principal Occupation
John Banks – Director	Executive Chairman of Bridgewater (IOM) Limited
Joseph V. Bannister – Director	Professor at Cranfield Institute of Technology and University of Malta
David C. Litton – Director	Managing Director of Devonshire Corporate Services Limited
Jeffrey F. Peters – Director	Senior Vice President and Head of Institutional Distribution of Columbia Management Investment Advisers, LLC
William F. Truscott – Director	Chief Executive Officer of U.S. Asset Management and President of Annuities of Ameriprise Financial, Inc.

Directors and Executive Officers of Columbia Management Investment Advisers, LLC

Name and Position	Principal Occupation
William F. Truscott – President and Chairman of the Board	Chief Executive Officer of U.S. Asset Management and President of Annuities of Ameriprise Financial, Inc.
Brian J. McGrane – Director, Senior Vice President and Chief Financial Officer	Director, Senior Vice President and Chief Financial Officer of Columbia Management Investment Advisers, LLC
Colin Moore – Director and Chief Investment Officer	Director and Chief Investment Officer of Columbia Management Investment Advisers, LLC
J. Kevin Connaughton – Senior Vice President and General Manager of Mutual Fund Products	Senior Vice President and General Manager of Mutual Fund Products of Columbia Management Investment Advisers, LLC
Amy K. Johnson – Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer of Columbia Management Investment Advisers, LLC
Robert McConnaughey – Senior Vice President and Head of Equities	Senior Vice President and Head of Equities of Columbia Management Investment Advisers, LLC
Jeffrey F. Peters – Senior Vice President and Head of Institutional Distribution	Senior Vice President and Head of Institutional Distribution of Columbia Management Investment Advisers, LLC
Scott R. Plummer – Chief Legal Officer	Chief Legal Officer of Columbia Management Investment Advisers, LLC; Senior Vice President and Lead Chief Counsel of Ameriprise Financial, Inc.
Christopher Thompson – Senior Vice President and Head of Investment Products and Marketing	Senior Vice President and Head of Investment Products and Marketing of Columbia Management Investment Advisers, LLC
Amy Unckless – Senior Vice President and Chief Administrative Officer	Senior Vice President and Chief Administrative Officer of Columbia Management Investment Advisers, LLC
Kevin G. Poole – Vice President and Chief Compliance Officer	Vice President and Chief Compliance Officer of Columbia Management Investment Advisers, LLC; Vice President of Asset Management Compliance of Ameriprise Financial, Inc.
Colin J. Lundgren – Managing Director and Head of Fixed Income	Managing Director and Head of Fixed Income of Columbia Management Investment Advisers, LLC
Todd White – Managing Director and Head of Alternative and Absolute Return Investments	Managing Director and Head of Alternative and Absolute Return Investments of Columbia Management Investment Advisers, LLC

Directors and Executive Officers of Ameriprise Financial, Inc.

Name and Position	Principal Occupation
James M. Cracchiolo – Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Ameriprise Financial, Inc.
Warren D. Knowlton – Director	Retired
W. Walker Lewis – Director	Chairman of Devon Value Advisers
Siri S. Marshall – Director	Retired
Jeffrey Noddle – Director	Retired
H. Jay Sarles – Director	Retired
Robert F. Sharpe, Jr. – Director	Retired
William H. Turner – Director	Chairman of International College and Senior Adviser at Opera Solutions, LLC
Lon R. Greenberg – Director	Chairman and CEO of UGI Corporation
Walter S. Berman – Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Ameriprise Financial, Inc.
Deirdre Davey McGraw – Executive Vice President of Corporate Communications and Community Relations	Executive Vice President of Corporate Communications and Community Relations of Ameriprise Financial, Inc.
Donald E. Froude – President of The Personal Advisors Group	President of The Personal Advisors Group of Ameriprise Financial, Inc.
Kelli A. Hunter – Executive Vice President of Human Resources	Executive Vice President of Human Resources of Ameriprise Financial, Inc.
John C. Junek – Executive Vice President and General Counsel	Executive Vice President and General Counsel of Ameriprise Financial, Inc.
Glen Salow – Executive Vice President of Service Delivery and Technology	Executive Vice President of Service Delivery and Technology of Ameriprise Financial, Inc.
Kim M. Sharan – President of Financial Planning and Wealth Strategies and Chief Marketing Officer	President of Financial Planning, Retirement and Wealth Strategies and Chief Marketing Officer of Ameriprise Financial, Inc.
David K. Stewart – Senior Vice President and Controller (Principal Accounting Officer)	Senior Vice President and Controller (Principal Accounting Officer) of Ameriprise Financial, Inc.
Joseph E. Sweeney – President of Advice and Wealth Management and Products and Services	President of Advice and Wealth Management and Products and Services of Ameriprise Financial, Inc.
William F. Truscott – Chief Executive Officer of U.S. Asset Management and President of Annuities	Chief Executive Officer of U.S. Asset Management and President of Annuities of Ameriprise Financial, Inc.
John R. Woerner – President of Insurance and Chief Strategy Officer	President of Insurance and Chief Strategy Officer of Ameriprise Financial, Inc.

Schedule B

Transactions in the Shares During the Past 60 days

For the Account of	Shares of Common Stock Purchased/(Sold)	Price Per Share ($U.S.)	Date of Purchase/(Sale)
Focus Fund	129800	3.6331	2/23/2012
Focus Fund	40500	3.5992	2/24/2012
Focus Fund	31800	3.6245	2/27/2012
Focus Fund	80000	3.6006	2/27/2012
Focus Fund	100000	3.5469	2/28/2012
Focus Fund	265700	3.5449	2/29/2012
Focus Fund	300000	3.58	3/1/2012
Focus Fund	604300	3.55	3/1/2012
Focus Fund	78038	3.5635	3/2/2012
Focus Fund	22000	3.57	3/5/2012
Focus Fund	37562	3.5547	3/6/2012
Focus Fund	45600	3.5143	3/7/2012
Focus Fund	50000	3.5276	3/7/2012
Focus Fund	274400	3.5108	3/7/2012
Focus Fund	95500	3.7338	3/22/2012
Focus Fund	5600	3.7498	3/23/2012
Focus Fund	10900	3.88	3/29/2012
Focus Fund	5300	3.9651	3/30/2012
Focus Fund	44000	3.9987	4/2/2012
Focus Fund	4000	3.9925	4/4/2012
Focus Fund	7600	3.8	4/4/2012
Focus Fund	2000	3.784	4/5/2012
Focus Fund	2000	3.784	4/5/2012
Focus Fund	14900	3.7984	4/5/2012